UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For period ended: December 31, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the transition period ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I REGISTRANT INFORMATION

FIVE OAKS INVESTMENT CORP.

Full name of Registrant

Not Applicable

Former Name if Applicable

540 Madison Avenue, 19th Floor

Address of Principal Executive Office (Street and Number)

New York, New York 10022

City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed).

The staff of the SEC (the “Staff”) on March 10, 2016 advised Five Oaks Investment Corp., a Maryland corporation (the “Company”) in connection with Staff comments to the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 (the “2014 10-K”) that the 2014 10-K was materially deficient by reason of the administrative oversight of omitting financial statements for the Company’s short, pre-IPO year from May 16, 2012 (Commencement of Operations) to December 31, 2012. This determination was made in spite of a letter dated February 29, 2016 to the Staff in which the Company set out various reasons why the Staff should not make such a determination, including significantly different investment guidelines in place before and after the Company’s IPO and consistent use of prominent disclaimers in all of the Company’s 1934 Act reports (including in the 2014 10-K) as to the non-comparability of the short, commencement-of-operations year. As a result of the Staff’s determination, the Company is no longer shelf-eligible and will need to de-register the remaining unsold shares under its DRIP shelf as well as withdraw its universal shelf and its secondary shelf. Even though the Company will become eligible to re-file registration statements for all of its shelfs on April 1, 2016 (assuming that the Company files a Form 10-K/A in respect of the 2014 10-K, which it intends to file as soon as practicable, and meets the public float requirement for its universal shelf), the Company needs to give effect to its evaluation under ASC 855- Subsequent Events to expense previously deferred offering costs associated with its three shelfs for the year ended December 31, 2015. The Company also determined on March 13, 2016 that unrealized gains and losses on two Non-Agency RMBS IOs for which the Company has elected the fair value option were incorrectly being reported through other comprehensive income (OCI) instead of through the Company’s statements of operations, even though the Company’s full-year 2015 financial results will not be affected. As a result of the foregoing, the Company cannot, without unreasonable effort or expense, file its Form 10-K on or prior to the prescribed due date of March 15, 2016. The Company expects to file its Form 10-K on or before March 30, 2016, the fifteenth calendar day following the prescribed due date.

PART IV

OTHER INFORMATION

(1)	The name and telephone number of the person to contact in regard to this notification:

David Oston	(212)	257-5073
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report.

☐ Yes ☒ No

By reason of Staff’s March 10, 2016 determination, the Company’s 2014 10-K was materially deficient (as addressed further in Part III above), the Company’s 2014 10-K was not timely filed.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

FIVE OAKS INVESTMENT CORP.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 15, 2016	By:	/s/ David Oston
Name: David Oston
Title: Chief Financial Officer, Treasurer and Secretary (Principal Financial Officer and Principal Accounting Officer)

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).